



SECURI     **14045662**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
PART III

FEB 2 7 2014

193

| SEC FILE NUMBER |
| --- |
| 8-44951 |

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01-Jan-13 _____ AND ENDING _____ 31-Dec-13 _____

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER:          Charles Jordan & Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

____805 3rd Avenue- 18th Floor_____
(No. and Street)

____New York_____NY_____10022_____
(City)                (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Charles Jordan_____212-688-6242____
(Area code- Telephone number)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

_____Donahue Associates,LLC_____
(Name- if individual, state last, first, middle name)

__27 Beach Road- Suite C05A_____Monmouth Beach_____NJ_____07750____
(Address)                (City)                (State)        (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

**OATH OR AFFIRMATION**

I, **Charles Jordan** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Charles Jordan & Co., LLC** , as of **December 31, 2013** , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2014

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check applicable boxes):

| | |
|---|---|
| **X** | (a) Facing Page |
| **X** | (b) Statement of Financial Condition |
| **X** | (c) Statement of Income (Loss) |
| **X** | (d) Statement of Changes in Financial Condition |
| **X** | (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital |
| | (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors |
| **X** | (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable) |
| | (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| | (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 |
| | (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3. |
| | (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation. |
| **X** | (l) An Oath or Affirmation |
| | (m) A copy of the SIPC Supplemental Report. |
| **X** | (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# DONAHUE ASSOCIATES, L.L.C.
## 27 BEACH ROAD, SUITE CO5-A
### MONMOUTH BEACH, NJ.   07750
#### Phone: (732) 229-7723

## Independent Auditor's Report

The Members,
Charles Jordan & Co., LLC

We have audited the accompanying financial statements of Charles Jordan & Co., LLC.,
which comprise the balance sheet at December 31, 2013 and the related statements of
operations, changes in member equity, and cash flows for the year then ended, and the
related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial
statements in accordance with accounting principles generally accepted in the United
States of America; this includes the design, implementation, and maintenance of internal
control relevant to the preparation and fair presentation of the financial statements that are
free from material misstatement, whether due to error or fraud.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our
audit.  We conducted our audit in accordance with auditing standards generally accepted
in the United States of America.  Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements presented are
free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC. as of December 31, 2013 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 21, 2014

**Charles Jordan & Co., LLC**
**Balance Sheet**
**As of December 31, 2013**

## ASSETS

| | |
|---|---:|
| Current assets: | |
| Cash | $11,093 |
| Account receivable | 8,174 |
| Prepaid expenses | 3,052 |
| Total Current Assets | $22,319 |
| | |
| Other assets: | |
| Fixed asset-net | 2,475 |
| | |
| Total Assets | $24,794 |

## LIABILITIES & MEMBERS' EQUITY

| | |
|---|---:|
| Current liabilities: | |
| Accounts payable & accrued expenses | $5,537 |
| Total Current Liabilities | $5,537 |
| | |
| Members' Equity: | |
| Common units (100 units authorized and outstanding, stated value $1) | $100 |
| Additional paid in capital | 99,900 |
| Retained deficit | (80,743) |
| Members' equity | 19,257 |
| | |
| Total Liabilities & Members' Equity | $24,794 |

**Please see the notes to the financial statements.**

## Charles Jordan & Co., LLC
## Statement of Operations
## For the Year Ended December 31, 2013

| | |
|---|---:|
| Commission revenues | $229,366 |
| Less commission charges | (74,417) |
| Gross margin | $154,949 |
| | |
| General and administrative expenses: | |
| Salary expense | $83,860 |
| Marketing expenses | 16,310 |
| Insurance | 1,810 |
| General administration | 16,920 |
| Total general and administrative expenses | 118,900 |
| | |
| Net income before income tax provision | $36,049 |
| | |
| Provision for income taxes | (8,515) |
| | |
| Net income | $27,534 |

**Please see the notes to the financial statements.**

**Charles Jordan & Co., LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

| | |
|---|---:|
| Operating activities: | |
| Net income | $27,534 |
| Adjustments to net income for non-cash items: | |
| Depreciation expense | 500 |
| Changes in other operating assets and liabilities: | |
| Commissions receivable | 177 |
| Prepaid expenses | (40) |
| Accounts payable & accrued expenses | 376 |
| Net cash provided by operations | $28,547 |
| | |
| Investing activities: | |
| Purchase fixed asset | ($1,500) |
| Net cash used by investing activities | (1,500) |
| | |
| Financing activities: | |
| Dividends paid | ($18,093) |
| Net cash used by financing activities | (18,093) |
| | |
| Net increase in cash during the fiscal year | $8,954 |
| | |
| Cash at December 31, 2012 | 2,139 |
| | |
| Cash at December 31, 2013 | $11,093 |
| | |
| Supplemental disclosures of cash flow information: | |
| Interest paid during the fiscal year | $0 |
| Income taxes paid during the fiscal year | $3,490 |

**Please see the notes to the financial statements.**

**Charles Jordan & Co., LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2013**

|  | Common Units | Unit Value | Paid in Capital | Retained Deficit | Members' Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2012 | 100 | $100 | $99,900 | ($90,184) | $9,816 |
| Dividends paid |  |  |  | (18,093) | (18,093) |
| Net income for the fiscal year |  |  |  | 27,534 | 27,534 |
| Balance at December 31, 2013 | 100 | $100 | $99,900 | ($80,743) | $19,257 |

**Please see the notes to the financial statements.**

6

**Charles Jordan & Co., LLC**
**Notes to the Financial Statements**
**For the Year Ended December 31, 2013**

## 1. Organization

Charles Jordan & Co., LLC (the Company) is a privately held limited liability company formed in Delaware in December 2000 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through a clearing broker dealer.

## 2. Summary of Significant Accounting Policies

*Use of Estimates-* The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

*Commission income-* Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

*Cash-* For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

*Income taxes-* The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

7

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2010 to 2013 are subject to IRS audit.

## 3. Fair Value of Financial Instruments

*Fair Value Measurements* under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2013 because of their short term nature.

8

## 4. Related Party Transactions

During fiscal year 2013, the Company rented office space from a member at no cost to the Company.

## 5. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

## 6. Income Tax Provision

Provision for income taxes is comprised of the following:

| | |
|---|---|
| Net income (loss) before provision for income taxes | $36,049 |

| Current tax expense: | |
|---|---|
| Federal | $5,407 |
| State & city | 3,107 |
| Total | $8,515 |

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

| | |
|---|---|
| Statutory U.S. federal rate | 15% |
| Statutory state and local income tax | 13% |
| Effective rate | 28% |

## 7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

**CREDIT:**

| | |
|---|---|
| Members' equity | $19,257 |

**DEBITS:**
Non-allowable assets:

| | |
|---|---|
| Ownership equity not allowable | (5,000) |
| Fixed assets | (2,475) |
| Prepaid expenses | (3,052) |

**NET CAPITAL** $8,730

| | |
|---|---|
| Less haircuts on securities | 0 |

**ADJUSTED NET CAPITAL** $8,730

Minimum requirements of 6-2/3% of aggregate indebtedness
or $5,000, whichever is greater.      5,000

**EXCESS NET CAPITAL** $3,730

**AGGREGATE INDEBTEDNESS:** $5,537

**AGGREGATE INDEBTEDNESS TO NET CAPITAL** 63.42%

| | |
|---|---|
| **Excess net capital previously reported** | $2,605 |
| **Adjustment to accrued expense** | 1,125 |
| **Excess net capital per audited report** | $3,730 |

## 8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2013 through the date of this report and found no material subsequent events reportable during this period.

**DONAHUE ASSOCIATES, L.L.C.**
**27 BEACH ROAD, SUITE CO5-A**
**MONMOUTH BEACH, NJ.   07750**
**Phone: (732) 229-7723**


The Members
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements of Charles Jordan & Co., LLC for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.


Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the  Company's clearing brokers.  We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.  Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2013 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2013, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donahue Associates LLC
Monmouth Beach, N.J.
February 21, 2014